Exhibit 99.1

Press Release

iKang Accelerates Nationwide Network Expansion With 11 Medical Centers Joining iKang’s
Self-owned Network

BEIJING, May 27, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, today announced that it had acquired a 100% equity interest in Beijing Tianzhikangjian Investment Management Co., Ltd. (“Beijing Tianzhikangjian”), thereby indirectly acquiring an 82.85% equity interest in Beijing Tianjian Sunny Healthcare Technology Co., Ltd. (“Tianjian Sunny”). Tianjian Sunny, formerly known as Sinopharm Sunny, is a prominent medical examination center chain with 11 medical centers in 5 major cities in China. Tianjian Sunny was previously majority owned by China National Pharmaceutical Group Corporation (“Sinopharm”), a global Fortune 500 Company. Beijing Tianzhikangjian acquired all the equity interest in Tianjian Sunny owned by Sinopharm in April 2015, and has since become the largest shareholder of Tianjian Sunny.

Tianjian Sunny’s medical centers include six centers in Beijing, two centers in Hangzhou, one center in Changsha, one center in Wuhan, and one traditional Chinese medicine outpatient center in Guangzhou. Tianjian Sunny is a pioneer of medical examination services in China and enjoys a strong presence in Beijing.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the acquisition. “We are very excited with the prospects of this acquisition across multiple fronts. First, the medical examination centers will be integrated into our extensive nationwide network, which will continue to enhance our leadership position in tier one cities like Beijing and further strengthen our presence in tier two cities like Hangzhou. Secondly, the acquisition will expand our reach to new cities such as Wuhan and Changsha, which translates to approximately 17 million people and comprise two of the most important markets in the middle of China. Combined with iKang and Tianjian Sunny, we now operate 17 medical centers in Beijing, and cement our place as the dominant player in the capital.”

He continued, “Last but not least, with the addition of the experienced and talented medical team, we will continue to consolidate our leadership position as the largest, best in class player in the preventive healthcare services market in China. On behalf of the rest of the management team, I extend our warm welcome and look forward to receiving them into the iKang family.”

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company served a total of 2.7 million customer visits and for the nine months ended December 31, 2014, the Company served a total of 3.1 million customer visits.

As of May 27, 2015, iKang’s nationwide network consisted of 70 self-owned medical centers covering 18 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 6688

Email: IR@iKang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Email: ikang.ir@fleishman.com